

Mail Stop 3030

May 8, 2018

Via E-mail
Jeffrey A. Duchemin
Chief Executive Officer
Harvard Bioscience, Inc.
84 October Hill Road
Holliston, Massachusetts 01746

Re: Harvard Bioscience, Inc.
Registration Statement on Form S-3
Filed April 30, 2018
File No. 333-224535

Dear Mr. Duchemin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 with any questions.

Sincerely,

/s/ Heather Percival for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Chad J. Porter, Esq.
Burns & Levinson LLP